
03057498

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	0001003197
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, April 29, 2003, Series 2003-1	333-104153

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 29, 2003

FINANCIAL ASSET SECURITIES CORP.

By:______________________________
Name:
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Fremont Home Loan Trust 2003-1

Asset-Backed Certificates, Series 2003-1

$[342,283,000] (Approximate)

Financial Asset Securities Corp.
Depositor

Litton Loan Servicing LP
Servicer

Fremont Investment & Loan
Originator

RBS Greenwich Capital
Underwriter

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: March [21], 2003***

Fremont Home Loan Trust 2003-1
Asset-Backed Certificate, Series 2003-1
$[342,283,000] (Approximate)

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window (Mths) Call/Mat[4]	Expected Rating S&P/Fitch/Moody's	Assumed Final Distribution Date	Certificate Type
A-1	$141,769,000	Not offered hereby		AAA/AAA/Aaa	[February 2033]	Floating Senior
A-2	$141,862,000	2.40 / 2.59	1-77 / 1-173	AAA/AAA/Aaa	[February 2033]	Floating Senior
M-1	$22,761,000	4.56 / 5.00	40-77 / 40-142	AA/AA/Aa2	[February 2033]	Floating Subordinate
M-2	$15,757,000	4.50 / 4.89	38-77 / 38-128	A/A/A2	[February 2033]	Floating Subordinate
M-3	$5,252,000	4.47 / 4.81	38-77 / 38-114	A-/A-/A3	[February 2033]	Fixed Subordinate
M-4	$8,404,000	4.46 / 4.73	37-77 / 37-107	BBB/BBB+/Baa1	[February 2033]	Floating Subordinate
M-5	$6,478,000	4.44 / 4.54	37-77 / 37-92	BBB-/BBB/Baa2	[February 2033]	Floating Subordinate
Total:	$342,283,000					

(1) *The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3 Class M-4, and Class M-5 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans.* ***The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.***

(2) *The Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates are priced to call. The margin on the Class A-1 and Class A-2 Certificates will increase by 2x's, the margin on the Class M-1, Class M-2, Class M-4, and Class M-5 will increase by 1.5x's and the pass-through rate on the Class M-3 Certificates will increase by 50bps after the clean-up call date.*

(3) *See "Net WAC Rate" herein.*

(4) *See "Pricing Prepayment Speed" herein.*

Depositor: Financial Asset Securities Corp.

Servicer: Litton Loan Servicing LP.

Underwriter: Greenwich Capital Markets, Inc.

Co-Underwriters: Banc of America Securities.

Trustee: Deutsche Bank National Trust Company.

Originator: Fremont Investment & Loan ("***Fremont***").

Certificates: The Class A-1 Certificates (the "***Group I Certificates***") and the Class A-2 Certificates (the "***Group II Certificates***," together with the Group I Certificates, the "***Class A Certificates***" or "***Senior Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates (collectively, the "***Subordinate Certificates***"). The Class A-1, Class A-2, Class M-1, Class M-2, Class M-4, and Class M-5 Certificates are referred to herein as the "***Floating Rate Certificates***". The Class M-3 is referred to herein as the "***Fixed Rate Certificates***". Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***"

Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Calculation Date:	The close of business on March 1, 2003.
Cut-off Date:	The close of business on April 1, 2003.
Expected Pricing Date:	On or about March [25], 2003.
Expected Closing Date:	On or about April [29], 2003.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (settling flat). The price to be paid by investors on the Fixed Rate Certificates will include accrued interest from the Cut-off Date up to but not including, the Closing Date ([28] days).
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in May 2003.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	None of the Offered Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA .
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions: FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter) ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Statistical Calculation Mortgage Loans:

As of the Statistical Calculation Date, the aggregate principal balance of the Statistical Calculation Mortgage Loans was approximately $350,162,010, of which: (i) approximately $175,023,454 consisted of a pool of conforming balance fixed-rate and adjustable-rate, first-lien and second-lien mortgage loans (the "***Group I Statistical Calculation Mortgage Loans***") and (ii) approximately $175,138,556 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate, first-lien and second-lien mortgage loans (the "***Group II Statistical Calculation Mortgage Loans***" together with the Group I Statistical Calculation Mortgage Loans, the "***Statistical Calculation Mortgage Loans***").

On or prior to the Closing Date, it is expected that certain of the Statistical Calculation Mortgage Loans may be removed from the mortgage pool and certain other similar mortgage loans may be added to the mortgage pool. The mortgage loans to be included in the trust on the Closing Date related to Group I are referred to herein as the "***Group I Mortgage Loans***." The mortgage loans to be included in the trust on the Closing Date related to Group II are referred to herein as the "***Group II Mortgage Loans.***" The Group I Mortgage Loans and the Group II Mortgage Loans are collectively referred to herein as the "***Mortgage Loans***."

Statistical Information:

The information set forth herein with respect to the Statistical Calculation Mortgage Loans is expected to be representative of the characteristics of the Mortgage Loans that will be included in the trust on the Closing Date. It is expected that principal payments will reduce the principal balance of the Statistical Calculation Mortgage Loans by the Closing Date and that certain of the Statistical Calculation Mortgage Loans will not be included in the trust on the Closing Date. As a result it is expected that the principal balance of the Mortgage Loans to be included in the trust on the Closing Date will be less than the principal balance of the Statistical Calculation Mortgage Loans as of the Statistical Calculation Date. **Solely for determining the principal balances of the Offered Certificates in order to minimize the variance of the principal balance of the Offered Certificates as of the Closing Date, it is estimated but not assured that the aggregate principal balance of the Mortgage Loans will be approximately $350,162,010 as of the Cut-off Date. It is not expected that the initial principal balance of any class of Offered Certificates on the Closing Date will vary by more than 10% from the estimated approximate initial principal balance shown on the second page.**

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan is a fixed rate mortgage loan) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rates:

The "***Floating Pass-Through Rate***" on each of the Floating Rate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

The "***Fixed Pass-Through Rate***" on the Fixed Rate Certificate will be equal to the lesser of (i) the fixed coupon rate of [5.10]% and (ii) the related Net WAC Rate.

Formula Rate:

The "***Formula Rate***" on each Floating Rate Certificate will be equal to the lesser of (i) One Month LIBOR and the related margin for each such class and (ii) the Maximum Cap.

Net WAC Rate:

The "***Net WAC Rate***" will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis with respect to the Floating Rate Certificates and on a 30/360 basis with respect to the Fixed Rate Certificate.

Maximum Cap:

The "***Maximum Cap***" on each class of Offered Certificates will be the weighted average Adjusted Net Maximum Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis with respect to the Floating Rate Certificates and on a 30/360 basis with respect to the Fixed Rate Certificate.

Net WAC Rate Carryover Amount:

If on any Distribution Date the related Floating or Fixed Pass-Through Rate for any class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for each such class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate for the Floating Rate Certificates and [5.10]% for the Fixed Rate Certificate over (b) the amount of interest accrued on such class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates on a subordinated basis to the extent of funds available.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Credit Enhancement Percentages:

Initial Credit Enhancement On Closing Date		**Target Credit Enhancement After Crossover Date**	
Rating (S/M/F)	**Percent**	**Rating (S/M/F)**	**Percent**
AAA/Aaa/AAA	19.00	AAA/Aaa/AAA	38.00
AA/Aa2/AA	12.50	AA/Aa2/AA	25.00
A/A2/A	8.00	A/A2/A	16.00
A-/A3/A-	6.50	A-/A3/A-	13.00
BBB/Baa1/BBB+	4.10	BBB/Baa1/BBB+	8.20
BBB-/Baa2/BBB	2.25	BBB-/Baa2/BBB	4.50

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [2.25]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to:

(i) prior to the Stepdown Date, [2.25]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

(ii) on or after the Stepdown Date, the greater of:

a. the lesser of:

   i. [2.25]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and

   ii. [4.50]% of the current aggregate principal balance of the Mortgage Loans; and

b. [0.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero, and

(ii) the later to occur of:

a. the Distribution Date occurring in May 2006; and

b. the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to [38.00]%.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [42]% of the current Credit Enhancement Percentage or (ii) cumulative realized losses for the related Distribution Date as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

Distribution Date	Percentage
May 2006 – April 2006	[3.25]%
May 2007 – April 2007	[5.00]%
May 2008 – April 2008	[6.50]%
May 2009 – April 2009	[7.25]%
May 2010 and thereafter	[7.75]%

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-5 Certificates, second to the Class M-4 Certificates, third to the Class M-3 Certificates, fourth to the Class M-2 Certificates, and fifth to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest concurrently to the Class A Certificates, *pro-rata* based on their respective interest entitlements generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, and seventh, monthly interest to the Class M-5 Certificates. Any remaining interest funds will be distributed as part of Excess Cashflow pursuant to 3), 4), and 5) below.
2) Principal funds (net of any overcollateralization release amount), as follows: monthly principal concurrently to the Class A Certificates, generally from principal collected in the related loan group *pro-rata* based on their respective certificate balances, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 as described under "Principal Paydown," and then monthly principal to the Class M-5 Certificates as described under "Principal Paydown."
3) Excess Cashflow, as follows: as principal to the Offered Certificates to build the Overcollateralization Amount until it equals the Required Overcollateralization Amount as described under "Principal Paydown", then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, and then any unpaid applied Realized Loss amount to the Class M-5 Certificates.
4) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount payable to the Offered Certificates, after taking into account payments received by the trust from the Yield Maintenance Agreement.
5) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates (other than the Class A Certificates) as described in the pooling and servicing agreement.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal (including Excess Cashflow used to pay principal as described in priority 3) under "*Priority of Distributions*") will be paid to the Class A Certificates generally *pro-rata*, based on the principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority from principal collected on the related loan group: 1) to the Class M-1 Certificates, 2) to the Class M-2 Certificates, 3) to the Class M-3 Certificates, 4) to the Class M-4 Certificates, and then 5) to the Class M-5 Certificates.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal (including Excess Cashflow used to pay principal as described in priority 3) under "*Priority of Distributions*") in the following order of priority: first to the Class A Certificates, generally *pro-rata* based on the principal collected in the related loan group, such that each class of Class A Certificates will have at least 38.00% credit enhancement from the related loan group, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 25.00% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 16.00% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 13.00% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 8.20% credit enhancement, and sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 4.50% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with a counterparty ("the ***Counterparty***") for the benefit of the Offered Certificates. The notional balance of the Yield Maintenance Agreement and the strike rates are in the table below. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 9.30%. The Yield Maintenance Agreement will terminate after the Distribution Date in December 2004. Any payments received from the Yield Maintenance Agreement will be deposited in the Net WAC Rate Carryover Reserve Account.

Yield Maintenance Agreement Schedule					
Period	**Notional ($)**	**Strike (%)**	**Period**	**Notional ($)**	**Strike (%)**
1	337,031,000	8.93500%	12	286,946,764	7.48400%
2	334,729,209	7.49300%	13	280,052,274	7.73300%
3	332,399,629	7.74200%	14	272,985,345	7.48400%
4	329,572,499	7.49100%	15	265,761,635	7.73400%
5	326,411,542	7.49000%	16	258,397,498	7.48500%
6	322,850,995	7.73800%	17	250,909,896	7.48700%
7	318,299,938	7.48700%	18	243,316,320	7.83300%
8	312,515,368	7.73500%	19	236,485,606	7.58700%
9	306,450,902	7.48500%	20	229,843,105	7.98000%
10	300,159,685	7.48400%	21	0	0.00000%
11	293,653,920	8.00000%	22		

Net WAC Rate Carryover Reserve Account:

Amounts deposited in the Net WAC Rate Carryover Reserve Account will be distributed as follows:

A) First to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (in each case only up to a maximum amount equal to the Cap Amount for the related class) distributed in the following order of priority:
   i) to the Senior Certificates, on a *pro rata* basis.
   ii) to the Class M-1 Certificates.
   iii) to the Class M-2 Certificates.
   iv) to the Class M-3 Certificates.
   v) to the Class M-4 Certificates.
   vi) to the Class M-5 Certificates.

B) Second to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (after taking into account distributions pursuant to A) above) distributed in the following order of priority:
   i) to the Senior Certificates, on a *pro rata* basis.
   ii) to the Class M-1 Certificates.
   iii) to the Class M-2 Certificates.
   iv) to the Class M-3 Certificates.
   v) to the Class M-4 Certificates.
   vi) to the Class M-5 Certificates.

Cap Amount:

The "***Cap Amount***" for each class of Offered Certificates is equal to (i) the aggregate amount received by the trust from the Yield Maintenance Agreement multiplied by (ii) a fraction equal to (a) the aggregate principal balance of such class divided by (b) the aggregate principal balance of all classes of Offered Certificates.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-1 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	18.30	4.51	3.18	2.40	1.86	1.47	1.27
MDUR (yr)	15.20	4.20	3.03	2.31	1.80	1.43	1.24
First Prin Pay	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03
Last Prin Pay	09/25/31	09/25/15	12/25/11	09/25/09	04/25/08	06/25/07	12/25/05

Class A-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	18.35	4.82	3.42	2.59	2.00	1.52	1.27
MDUR (yr)	15.23	4.45	3.22	2.47	1.93	1.48	1.24
First Prin Pay	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03
Last Prin Pay	12/25/32	01/25/28	01/25/22	08/25/17	08/25/14	08/25/12	12/25/05

Class A-2 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	18.15	4.51	3.18	2.40	1.85	1.46	1.26
MDUR (yr)	15.17	4.21	3.03	2.31	1.80	1.43	1.24
First Prin Pay	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03
Last Prin Pay	09/25/31	09/25/15	12/25/11	09/25/09	04/25/08	06/25/07	12/25/05

Class A-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	18.19	4.82	3.43	2.59	2.00	1.52	1.26
MDUR (yr)	15.19	4.45	3.23	2.47	1.93	1.48	1.24
First Prin Pay	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03	05/25/03
Last Prin Pay	12/25/32	12/25/27	01/25/22	09/25/17	09/25/14	09/25/12	12/25/05

Class M-1 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.89	8.33	5.79	4.56	4.22	4.15	3.30
MDUR (yr)	19.56	7.47	5.35	4.28	3.98	3.93	3.15
First Prin Pay	10/25/24	07/25/07	05/25/06	08/25/06	12/25/06	05/25/07	12/25/05
Last Prin Pay	09/25/31	09/25/15	12/25/11	09/25/09	04/25/08	06/25/07	09/25/06

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.01	9.09	6.37	5.00	4.56	5.17	4.66
MDUR (yr)	19.62	8.02	5.80	4.65	4.29	4.83	4.37
First Prin Pay	10/25/24	07/25/07	05/25/06	08/25/06	12/25/06	05/25/07	12/25/05
Last Prin Pay	10/25/32	09/25/24	12/25/18	02/25/15	07/25/12	11/25/10	12/25/10

Weighted Average Life Tables

Class M-2 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.89	8.33	5.79	4.50	3.94	3.87	3.37
MDUR (yr)	17.23	7.09	5.15	4.10	3.64	3.58	3.15
First Prin Pay	10/25/24	07/25/07	05/25/06	06/25/06	08/25/06	11/25/06	07/25/06
Last Prin Pay	09/25/31	09/25/15	12/25/11	09/25/09	04/25/08	06/25/07	09/25/06

Class M-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.01	9.02	6.31	4.89	4.25	4.11	3.66
MDUR (yr)	17.27	7.53	5.52	4.41	3.89	3.78	3.39
First Prin Pay	10/25/24	07/25/07	05/25/06	06/25/06	08/25/06	11/25/06	07/25/06
Last Prin Pay	09/25/32	12/25/22	07/25/17	12/25/13	08/25/11	02/25/10	11/25/08

Class M-3 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.89	8.33	5.79	4.47	3.85	3.64	3.19
MDUR (yr)	14.04	6.51	4.83	3.87	3.41	3.24	2.88
First Prin Pay	10/25/24	07/25/07	05/25/06	06/25/06	07/25/06	09/25/06	05/25/06
Last Prin Pay	09/25/31	09/25/15	12/25/11	09/25/09	04/25/08	06/25/07	09/25/06

Class M-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.00	8.93	6.24	4.81	4.12	3.84	3.37
MDUR (yr)	14.06	6.80	5.10	4.10	3.61	3.40	3.02
First Prin Pay	10/25/24	07/25/07	05/25/06	06/25/06	07/25/06	09/25/06	05/25/06
Last Prin Pay	07/25/32	12/25/20	12/25/15	10/25/12	09/25/10	04/25/09	04/25/08

Weighted Average Life Tables

Class M-4 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.89	8.33	5.79	4.46	3.80	3.54	3.09
MDUR (yr)	14.77	6.65	4.91	3.92	3.41	3.20	2.82
First Prin Pay	10/25/24	07/25/07	05/25/06	05/25/06	06/25/06	07/25/06	03/25/06
Last Prin Pay	09/25/31	09/25/15	12/25/11	09/25/09	04/25/08	06/25/07	09/25/06

Class M-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.98	8.82	6.15	4.73	4.02	3.70	3.23
MDUR (yr)	14.80	6.92	5.14	4.11	3.57	3.32	2.93
First Prin Pay	10/25/24	07/25/07	05/25/06	05/25/06	06/25/06	07/25/06	03/25/06
Last Prin Pay	06/25/32	01/25/20	04/25/15	03/25/12	04/25/10	12/25/08	12/25/07

Class M-5 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.89	8.33	5.78	4.44	3.77	3.45	2.99
MDUR (yr)	14.29	6.55	4.85	3.87	3.35	3.10	2.72
First Prin Pay	10/25/24	07/25/07	05/25/06	05/25/06	05/25/06	06/25/06	02/25/06
Last Prin Pay	09/25/31	09/25/15	12/25/11	09/25/09	04/25/08	06/25/07	09/25/06

Class M-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.93	8.51	5.91	4.54	3.85	3.51	3.05
MDUR (yr)	14.30	6.66	4.94	3.94	3.41	3.14	2.77
First Prin Pay	10/25/24	07/25/07	05/25/06	05/25/06	05/25/06	06/25/06	02/25/06
Last Prin Pay	03/25/32	01/25/18	08/25/13	12/25/10	04/25/09	03/25/08	05/25/07

Net WAC Rate for the Mortgage Loans

Period	Dist Date	Net WAC Rate(1)	Effective Net WAC Rate(1)(2)	Period	Dist Date	Net WAC Rate(1)	Effective Net WAC Rate(1)(2)
1	05/25/03	8.9352%	9.2865%	40	08/25/06	12.5395%	12.5395%
2	06/25/03	7.4930%	9.2373%	41	09/25/06	12.5252%	12.5252%
3	07/25/03	7.7417%	9.2519%	42	10/25/06	12.9287%	12.9287%
4	08/25/03	7.4908%	9.2512%	43	11/25/06	12.4972%	12.4972%
5	09/25/03	7.4896%	9.2584%	44	12/25/06	12.8996%	12.8996%
6	10/25/03	7.7380%	9.2709%	45	01/25/07	12.4870%	12.4870%
7	11/25/03	7.4871%	9.2707%	46	02/25/07	12.4722%	12.4722%
8	12/25/03	7.7354%	9.2746%	47	03/25/07	13.7920%	13.7920%
9	01/25/04	7.4849%	9.2694%	48	04/25/07	12.4429%	12.4429%
10	02/25/04	7.4842%	9.2690%	49	05/25/07	12.8421%	12.8421%
11	03/25/04	7.9999%	9.2771%	50	06/25/07	12.4133%	12.4133%
12	04/25/04	7.4836%	9.2669%	51	07/25/07	12.8235%	12.8235%
13	05/25/04	7.7331%	9.2713%	52	08/25/07	12.3945%	12.3945%
14	06/25/04	7.4840%	9.2657%	53	09/25/07	12.3791%	12.3791%
15	07/25/04	7.7341%	9.2697%	54	10/25/07	12.7758%	12.7758%
16	08/25/04	7.4855%	9.2643%	55	11/25/07	12.3481%	12.3481%
17	09/25/04	7.4867%	9.2625%	56	12/25/07	12.7435%	12.7435%
18	10/25/04	7.8325%	9.2685%	57	01/25/08	12.3167%	12.3167%
19	11/25/04	7.5867%	9.2683%	58	02/25/08	12.3009%	12.3009%
20	12/25/04	7.9798%	9.2809%	59	03/25/08	13.1322%	13.1322%
21	01/25/05	9.7391%	9.7391%	60	04/25/08	12.2690%	12.2690%
22	02/25/05	9.7350%	9.7350%	61	05/25/08	12.6614%	12.6614%
23	03/25/05	10.7735%	10.7735%	62	06/25/08	12.2369%	12.2369%
24	04/25/05	9.7718%	9.7718%	63	07/25/08	12.6280%	12.6280%
25	05/25/05	10.0959%	10.0959%	64	08/25/08	12.2044%	12.2044%
26	06/25/05	9.8317%	9.8317%	65	09/25/08	12.1881%	12.1881%
27	07/25/05	11.1776%	11.1776%	66	10/25/08	12.5774%	12.5774%
28	08/25/05	10.8095%	10.8095%	67	11/25/08	12.1552%	12.1552%
29	09/25/05	10.8020%	10.8020%	68	12/25/08	12.5433%	12.5433%
30	10/25/05	11.2015%	11.2015%	69	01/25/09	12.1221%	12.1221%
31	11/25/05	10.8351%	10.8351%	70	02/25/09	12.1054%	12.1054%
32	12/25/05	11.2568%	11.2568%	71	03/25/09	13.3839%	13.3839%
33	01/25/06	11.8950%	11.8950%	72	04/25/09	12.0718%	12.0718%
34	02/25/06	11.8836%	11.8836%	73	05/25/09	12.4568%	12.4568%
35	03/25/06	13.1442%	13.1442%	74	06/25/09	12.0380%	12.0380%
36	04/25/06	11.8904%	11.8904%	75	07/25/09	12.4217%	12.4217%
37	05/25/06	12.2765%	12.2765%	76	08/25/09	12.0040%	12.0040%
38	06/25/06	11.9119%	11.9119%	77	09/25/09	11.9868%	11.9868%
39	07/25/06	12.9722%	12.9722%	78	10/25/09	12.3686%	12.3686%

(1) Assumes 6-month LIBOR equals 20% instantaneously and the Mortgage Loans are at their highest maximum obtainable rate (run at the Pricing Prepayment Speed to call).

(2) Assumes 1-month LIBOR equals 20.00% and payments are received from the Yield Maintenance Agreement.

Statistical Calculation Mortgage Loans

(As of the Statistical Calculation Date)

			Minimum		Maximum	
Number Of Loans:	2,542					
Total Outstanding Principal Balance:	$350,162,009.97					
Average Outstanding Principal Balance (First Liens):	$175,717.63		$49,053.13		$745,792.51	
Average Outstanding Principal Balance (Second Liens):	$29,708.23		$2,670.25		$99,162.23	
Weighted Average Current Loan Rate:	8.254	%	5.750	%	14.990	%
ARM Characteristics:						
Weighted Average Gross Margin:	6.989	%	6.700	%	6.990	%
Weighted Average Maximum Loan Rate:	15.011	%	12.750	%	20.150	%
Weighted Average Minimum Loan Rate:	8.011	%	5.750	%	13.150	%
Weighted Average Initial Periodic Rate Cap:	3.000	%	3.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.500	%	1.500	%	1.500	%
Weighted Average Months To Roll:	21	months	15	months	33	months
Weighted Average Original Term:	350.12	months	60.00	months	361.00	months
Weighted Average Remaining Term:	346.55	months	49.00	months	358.00	months
Weighted Average Original LTV:	82.08	%	17.78	%	100.00	%
Weighted Average Credit Score:	605		495		802	
First Pay Date:			May 01, 2002		Feb 01, 2003	
Maturity Date:			Apr 01, 2007		Jan 01, 2033	

Lien Position ($):	94.39 % First Lien, 5.61 % Second Lien
Balloon Flag ($):	99.81 % Fully Amortizing, 0.19 % Balloon
Top Property State ($):	41.45 % California, 11.83 % Florida, 7.03 % New York
Maximum Zip Code ($):	0.49 % 94565 (Bay Point, CA)

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
2,670 - 25,000	343	$4,460,100.23	1.27
25,001 - 50,000	218	8,170,358.21	2.33
50,001 - 75,000	291	18,307,316.04	5.23
75,001 - 100,000	293	25,580,447.80	7.31
100,001 - 125,000	273	30,540,099.54	8.72
125,001 - 150,000	232	32,088,774.21	9.16
150,001 - 175,000	193	31,207,744.68	8.91
175,001 - 200,000	120	22,415,191.51	6.40
200,001 - 225,000	117	24,837,066.90	7.09
225,001 - 250,000	88	20,842,105.67	5.95
250,001 - 275,000	75	19,660,843.70	5.61
275,001 - 300,000	66	19,028,529.50	5.43
300,001 - 325,000	46	14,504,949.89	4.14
325,001 - 350,000	44	14,880,462.26	4.25
350,001 - 375,000	32	11,524,656.09	3.29
375,001 - 400,000	31	12,163,949.75	3.47
400,001 - 425,000	9	3,724,905.52	1.06
425,001 - 450,000	21	9,170,317.68	2.62
450,001 - 475,000	6	2,776,503.13	0.79
475,001 - 500,000	19	9,329,176.78	2.66
500,001 - 525,000	2	1,040,117.00	0.30
525,001 - 550,000	3	1,594,746.67	0.46
550,001 - 575,000	3	1,702,886.83	0.49
575,001 - 600,000	10	5,909,672.55	1.69
600,001 - 625,000	2	1,226,130.08	0.35
625,001 - 650,000	2	1,263,331.16	0.36
725,001 - 745,793	3	2,211,626.59	0.63
Total	2,542	$350,162,009.97	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
60	52	$312,835.45	0.09
120	174	2,140,341.81	0.61
180	171	5,474,613.40	1.56
240	290	15,557,536.78	4.44
359	1	310,109.20	0.09
360	1,853	326,292,719.15	93.18
361	1	73,854.18	0.02
Total	2,542	$350,162,009.97	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
49 - 50	2	$21,338.96	0.01
51 - 52	3	17,340.77	0.00
53 - 54	9	56,090.86	0.02
55 - 56	16	80,842.11	0.02
57 - 58	22	137,222.75	0.04
109 - 110	4	38,714.69	0.01
111 - 112	6	67,672.10	0.02
113 - 114	32	353,731.23	0.10
115 - 116	56	605,408.60	0.17
117 - 118	76	1,074,815.19	0.31
171 - 172	6	109,738.48	0.03
173 - 174	34	858,576.56	0.25
175 - 176	69	2,484,455.38	0.71
177 - 178	62	2,021,842.98	0.58
229 - 230	1	44,571.20	0.01
231 - 232	9	513,264.97	0.15
233 - 234	66	3,201,539.14	0.91
235 - 236	102	5,289,968.13	1.51
237 - 238	112	6,508,193.34	1.86
351 - 352	6	1,188,095.22	0.34
353 - 354	55	11,245,108.64	3.21
355 - 356	600	103,837,424.86	29.65
357 - 358	1,194	210,406,053.81	60.09
Total	2,542	$350,162,009.97	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Single Family	2,072	$285,924,794.11	81.66
Two-Four Family	251	39,512,419.58	11.28
Condominium	203	22,957,198.65	6.56
Manufactured Housing	14	991,382.39	0.28
PUD	2	776,215.24	0.22
Total	2,542	$350,162,009.97	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Primary	2,243	$310,212,987.14	88.59
Non-owner	245	32,375,306.39	9.25
Second Home	54	7,573,716.44	2.16
Total	2,542	$350,162,009.97	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Cash Out Refinance	1,241	$203,142,577.26	58.01
Purchase	1,181	126,117,833.89	36.02
Rate/Term Refinance	73	12,688,744.11	3.62
Home Improvement	47	8,212,854.71	2.35
Total	2,542	$350,162,009.97	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
17.78 - 20.00	2	$229,659.08	0.07
20.01 - 25.00	1	54,935.23	0.02
25.01 - 30.00	3	334,031.08	0.10
30.01 - 35.00	10	990,196.30	0.28
35.01 - 40.00	2	189,639.54	0.05
40.01 - 45.00	9	1,010,163.79	0.29
45.01 - 50.00	15	1,878,543.15	0.54
50.01 - 55.00	23	2,897,858.95	0.83
55.01 - 60.00	34	6,105,814.97	1.74
60.01 - 65.00	51	7,489,465.85	2.14
65.01 - 70.00	100	18,194,294.65	5.20
70.01 - 75.00	181	31,302,932.66	8.94
75.01 - 80.00	688	116,930,891.74	33.39
80.01 - 85.00	290	51,159,557.71	14.61
85.01 - 90.00	397	72,939,487.84	20.83
90.01 - 95.00	242	9,113,570.66	2.60
95.01 - 100.00	494	29,340,966.77	8.38
Total	2,542	$350,162,009.97	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Arizona	79	$7,966,636.27	2.28
Arkansas	8	666,390.42	0.19
California	795	145,143,027.23	41.45
Colorado	72	10,298,953.33	2.94
Connecticut	61	7,693,271.99	2.20
Delaware	3	311,754.72	0.09
Florida	403	41,438,460.08	11.83
Georgia	6	311,216.75	0.09
Hawaii	36	4,352,836.04	1.24
Idaho	3	297,132.46	0.08
Illinois	157	18,901,586.12	5.40
Indiana	12	757,228.26	0.22
Iowa	8	655,838.90	0.19
Kansas	6	1,165,563.00	0.33
Kentucky	2	127,509.75	0.04
Maine	2	190,806.75	0.05
Maryland	41	4,052,844.09	1.16
Massachusetts	60	9,891,937.83	2.82
Michigan	84	8,427,167.50	2.41
Minnesota	52	5,426,806.41	1.55
Missouri	33	2,791,466.08	0.80
Nebraska	3	140,107.46	0.04
Nevada	41	4,835,975.06	1.38
New Hampshire	10	1,499,025.21	0.43
New Jersey	100	16,995,125.88	4.85
New Mexico	3	324,600.48	0.09
New York	133	24,622,559.77	7.03
North Carolina	38	3,199,915.36	0.91
Ohio	41	3,693,095.54	1.05
Oklahoma	15	1,529,920.34	0.44
Oregon	6	602,278.98	0.17
Pennsylvania	22	2,479,282.37	0.71
Rhode Island	5	485,612.77	0.14
South Carolina	12	906,341.66	0.26
Tennessee	13	1,234,438.84	0.35
Texas	48	3,222,948.47	0.92
Utah	15	1,649,072.11	0.47
Vermont	1	89,838.59	0.03
Virginia	44	5,505,159.50	1.57
Washington	44	4,172,502.72	1.19
Wisconsin	25	2,105,774.88	0.60
Total	2,542	$350,162,009.97	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Full Documentation	1,539	$206,445,112.05	58.96
Stated Documentation	846	113,538,909.10	32.42
Easy Documentation	157	30,177,988.82	8.62
Total	2,542	$350,162,009.97	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Not Available	13	$1,745,071.01	0.50
476 - 500	9	1,418,480.69	0.41
501 - 525	178	25,130,191.82	7.18
526 - 550	222	33,624,109.27	9.60
551 - 575	379	47,369,466.90	13.53
576 - 600	435	55,354,973.58	15.81
601 - 625	461	65,663,594.32	18.75
626 - 650	456	57,780,958.40	16.50
651 - 675	202	28,395,012.75	8.11
676 - 700	89	16,174,975.53	4.62
701 - 725	52	9,484,073.66	2.71
726 - 750	23	4,502,829.29	1.29
751 - 775	17	2,504,227.32	0.72
776 - 800	5	782,642.20	0.22
801 - 802	1	231,403.23	0.07
Total	2,542	$350,162,009.97	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
5.750 - 6.000	18	$3,468,816.92	0.99
6.001 - 7.000	264	64,042,809.08	18.29
7.001 - 8.000	615	122,720,423.38	35.05
8.001 - 9.000	559	87,947,362.73	25.12
9.001 - 10.000	309	39,351,597.54	11.24
10.001 - 11.000	196	13,291,074.74	3.80
11.001 - 12.000	213	7,303,408.04	2.09
12.001 - 13.000	268	8,665,524.70	2.47
13.001 - 14.000	88	3,261,842.20	0.93
14.001 - 14.990	12	109,150.64	0.03
Total	2,542	$350,162,009.97	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
12.750 - 13.000	17	$3,448,771.43	1.24
13.001 - 14.000	264	64,042,809.08	23.07
14.001 - 15.000	446	88,267,987.73	31.79
15.001 - 16.000	473	75,539,176.65	27.21
16.001 - 17.000	270	34,620,739.12	12.47
17.001 - 18.000	71	8,244,892.26	2.97
18.001 - 19.000	23	2,702,239.14	0.97
19.001 - 20.000	5	684,303.23	0.25
20.001 - 20.150	1	92,179.23	0.03
Total	1,570	$277,643,097.87	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
5.750 - 6.000	17	$3,448,771.43	1.24
6.001 - 7.000	264	64,042,809.08	23.07
7.001 - 8.000	446	88,267,987.73	31.79
8.001 - 9.000	473	75,539,176.65	27.21
9.001 - 10.000	270	34,620,739.12	12.47
10.001 - 11.000	71	8,244,892.26	2.97
11.001 - 12.000	23	2,702,239.14	0.97
12.001 - 13.000	5	684,303.23	0.25
13.001 - 13.150	1	92,179.23	0.03
Total	1,570	$277,643,097.87	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
6.700 - 6.990	1,570	$277,643,097.87	100.00
Total	1,570	$277,643,097.87	100.00

Next Adjustment Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
06/01/04	1	$102,877.02	0.04
07/01/04	5	1,085,218.20	0.39
08/01/04	13	2,496,685.39	0.90
09/01/04	36	7,480,087.11	2.69
10/01/04	109	19,664,928.80	7.08
11/01/04	397	68,439,966.63	24.65
12/01/04	978	173,000,213.26	62.31
01/01/05	1	143,798.11	0.05
09/01/05	4	730,249.11	0.26
11/01/05	5	502,044.12	0.18
12/01/05	21	3,997,030.12	1.44
Total	1,570	$277,643,097.87	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
3.000	1,570	$277,643,097.87	100.00
Total	1,570	$277,643,097.87	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
1.500	1,570	$277,643,097.87	100.00
Total	1,570	$277,643,097.87	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
2/28 6 Mo LIBOR ARM	1,540	$272,413,774.52	77.80
Fixed Rate	968	71,857,893.99	20.52
3/27 6 Mo LIBOR ARM	30	5,229,323.35	1.49
BALLOON 15/30	4	661,018.11	0.19
Total	2,542	$350,162,009.97	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Current	2,542	$350,162,009.97	100.00
Total	2,542	$350,162,009.97	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
0	105	$14,152,122.50	4.04
12	40	10,309,097.50	2.94
24	1,944	271,626,765.15	77.57
30	3	489,973.24	0.14
36	245	36,967,168.10	10.56
60	205	16,616,883.48	4.75
Total	2,542	$350,162,009.97	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
No Prepay Penalty	105	$14,152,122.50	4.04
Prepay Penalty Window at Rate Adjust	66	12,444,921.18	3.55
Standard Prepay Penalty	2,371	323,564,966.29	92.40
Total	2,542	$350,162,009.97	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
First Lien	1,881	$330,524,871.35	94.39
Second Lien	661	19,637,138.62	5.61
Total	2,542	$350,162,009.97	100.00

Group I Statistical Calculation Mortgage Loans

(As of the Statistical Calculation Date)

Number Of Loans:	1,459					
Total Outstanding Principal Balance:	$175,023,454.16					
			Minimum		**Maximum**	
Average Outstanding Principal Balance (First Liens):	$149,912.99		$49,690.41		$418,150.73	
Average Outstanding Principal Balance (Second Liens):	$24,699.25		$2,670.25		$68,781.48	
Weighted Average Current Loan Rate:	8.380	%	5.750	%	14.740	%
ARM Characteristics:						
Weighted Average Gross Margin:	6.989	%	6.700	%	6.990	%
Weighted Average Maximum Loan Rate:	15.192	%	12.750	%	19.400	%
Weighted Average Minimum Loan Rate:	8.192	%	5.750	%	12.400	%
Weighted Average Initial Periodic Rate Cap:	3.000	%	3.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.500	%	1.500	%	1.500	%
Weighted Average Months To Roll:	21	months	15	months	33	months
Weighted Average Original Term:	350.93	months	60.00	months	361.00	months
Weighted Average Remaining Term:	347.40	months	50.00	months	357.00	months
Weighted Average Original LTV:	81.41	%	17.78	%	100.00	%
Weighted Average Credit Score:	600		495		802	
First Pay Date:			Jun 01, 2002		Jan 01, 2003	
Maturity Date:			May 01, 2007		Dec 01, 2032	

Lien Position ($):	95.07 % First Lien, 4.93 % Second Lien
Balloon Flag ($):	99.77 % Fully Amortizing, 0.23 % Balloon
Top Property State ($):	34.82 % California, 13.79 % Florida, 6.93 % New York
Maximum Zip Code ($):	0.47 % 92551 (Moreno Valley, CA)

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
2,670 - 25,000	202	$2,568,370.31	1.47
25,001 - 50,000	119	4,408,954.85	2.52
50,001 - 75,000	180	11,351,279.97	6.49
75,001 - 100,000	154	13,588,644.18	7.76
100,001 - 125,000	186	20,822,590.79	11.90
125,001 - 150,000	158	21,839,364.42	12.48
150,001 - 175,000	125	20,182,311.95	11.53
175,001 - 200,000	76	14,271,737.19	8.15
200,001 - 225,000	80	16,997,232.19	9.71
225,001 - 250,000	62	14,659,663.28	8.38
250,001 - 275,000	40	10,494,172.68	6.00
275,001 - 300,000	40	11,494,742.25	6.57
300,001 - 325,000	25	7,874,455.90	4.50
325,001 - 350,000	3	1,012,758.62	0.58
350,001 - 375,000	4	1,446,059.12	0.83
375,001 - 400,000	2	777,133.00	0.44
400,001 - 418,151	3	1,233,983.46	0.71
Total	1,459	$175,023,454.16	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
60	30	$180,704.50	0.10
120	104	1,110,135.34	0.63
180	93	3,042,459.90	1.74
240	134	5,988,911.61	3.42
360	1,097	164,627,388.63	94.06
361	1	73,854.18	0.04
Total	1,459	$175,023,454.16	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
50 - 50	1	$16,402.28	0.01
51 - 52	2	10,430.71	0.01
53 - 54	6	36,077.75	0.02
55 - 56	9	46,663.03	0.03
57 - 58	12	71,130.73	0.04
109 - 110	4	38,714.69	0.02
111 - 112	4	27,654.16	0.02
113 - 114	20	222,137.74	0.13
115 - 116	33	347,820.19	0.20
117 - 118	43	473,808.56	0.27
171 - 172	6	109,738.48	0.06
173 - 174	19	463,928.80	0.27
175 - 176	39	1,452,465.29	0.83
177 - 178	29	1,016,327.33	0.58
229 - 230	1	44,571.20	0.03
231 - 232	3	150,200.67	0.09
233 - 234	32	1,293,138.10	0.74
235 - 236	50	2,113,118.90	1.21
237 - 238	48	2,387,882.74	1.36
351 - 352	1	102,877.02	0.06
353 - 354	28	4,987,107.35	2.85
355 - 356	356	51,718,491.00	29.55
357 - 357	713	107,892,767.44	61.64
Total	1,459	$175,023,454.16	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Single Family	1,184	$139,794,723.39	79.87
Two-Four Family	148	22,245,526.75	12.71
Condominium	117	12,313,558.92	7.04
Manufactured Housing	10	669,645.10	0.38
Total	1,459	$175,023,454.16	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Primary	1,273	$151,326,916.37	86.46
Non-owner	154	19,352,076.77	11.06
Second Home	32	4,344,461.02	2.48
Total	1,459	$175,023,454.16	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Cash Out Refinance	741	$104,578,679.29	59.75
Purchase	662	62,749,088.77	35.85
Rate/Term Refinance	32	3,985,633.06	2.28
Home Improvement	24	3,710,053.04	2.12
Total	1,459	$175,023,454.16	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
17.78 - 20.00	1	$79,837.55	0.05
20.01 - 25.00	1	54,935.23	0.03
25.01 - 30.00	3	334,031.08	0.19
30.01 - 35.00	4	386,162.00	0.22
35.01 - 40.00	1	74,841.57	0.04
40.01 - 45.00	6	731,381.95	0.42
45.01 - 50.00	12	1,545,950.95	0.88
50.01 - 55.00	13	1,777,378.68	1.02
55.01 - 60.00	22	3,304,452.81	1.89
60.01 - 65.00	35	4,888,148.42	2.79
65.01 - 70.00	57	9,336,634.13	5.33
70.01 - 75.00	107	15,756,273.11	9.00
75.01 - 80.00	425	62,502,245.97	35.71
80.01 - 85.00	160	22,721,718.42	12.98
85.01 - 90.00	216	32,720,963.98	18.70
90.01 - 95.00	135	4,223,047.64	2.41
95.01 - 100.00	261	14,585,450.67	8.33
Total	1,459	$175,023,454.16	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Arizona	45	$4,753,220.26	2.72
Arkansas	6	487,680.03	0.28
California	397	60,938,848.88	34.82
Colorado	39	4,754,399.60	2.72
Connecticut	31	3,458,383.87	1.98
Delaware	2	275,185.70	0.16
Florida	249	24,128,384.30	13.79
Georgia	2	10,597.91	0.01
Hawaii	21	2,652,121.29	1.52
Idaho	1	158,016.00	0.09
Illinois	99	10,537,859.78	6.02
Indiana	10	675,537.82	0.39
Iowa	4	361,116.00	0.21
Kansas	4	672,898.02	0.38
Maine	2	190,806.75	0.11
Maryland	25	2,277,862.66	1.30
Massachusetts	33	5,068,957.28	2.90
Michigan	52	5,077,146.12	2.90
Minnesota	37	4,006,203.22	2.29
Missouri	20	1,636,965.12	0.94
Nebraska	2	125,598.13	0.07
Nevada	26	3,090,833.47	1.77
New Hampshire	5	617,884.12	0.35
New Jersey	58	7,705,048.35	4.40
New York	76	12,133,528.62	6.93
North Carolina	30	2,665,596.45	1.52
Ohio	23	2,090,380.62	1.19
Oklahoma	9	793,501.17	0.45
Oregon	6	602,278.98	0.34
Pennsylvania	15	1,879,351.76	1.07
Rhode Island	5	485,612.77	0.28
South Carolina	4	384,944.60	0.22
Tennessee	6	806,518.13	0.46
Texas	32	1,855,272.51	1.06
Utah	8	911,467.95	0.52
Vermont	1	89,838.59	0.05
Virginia	32	3,111,325.49	1.78
Washington	26	2,162,617.96	1.24
Wisconsin	16	1,389,663.88	0.79
Total	1,459	$175,023,454.16	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Full Documentation	921	$107,954,555.88	61.68
Stated Documentation	460	55,540,397.09	31.73
Easy Documentation	78	11,528,501.19	6.59
Total	1,459	$175,023,454.16	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Not Available	6	$924,599.41	0.53
476 - 500	8	1,360,181.21	0.78
501 - 525	118	15,994,854.02	9.14
526 - 550	146	20,517,771.22	11.72
551 - 575	232	26,532,470.94	15.16
576 - 600	254	26,676,607.54	15.24
601 - 625	234	26,729,478.46	15.27
626 - 650	241	25,884,887.47	14.79
651 - 675	103	12,383,162.39	7.08
676 - 700	56	7,804,015.18	4.46
701 - 725	30	4,574,238.46	2.61
726 - 750	18	3,514,316.43	2.01
751 - 775	11	1,784,628.19	1.02
776 - 800	1	110,840.01	0.06
801 - 802	1	231,403.23	0.13
Total	1,459	$175,023,454.16	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
5.750 - 6.000	15	$2,627,386.97	1.50
6.001 - 7.000	131	24,638,188.43	14.08
7.001 - 8.000	342	56,768,839.30	32.43
8.001 - 9.000	346	50,181,689.56	28.67
9.001 - 10.000	199	24,017,278.84	13.72
10.001 - 11.000	117	7,806,615.61	4.46
11.001 - 12.000	122	4,070,234.67	2.33
12.001 - 13.000	135	3,515,227.59	2.01
13.001 - 14.000	45	1,359,312.24	0.78
14.001 - 14.740	7	38,680.95	0.02
Total	1,459	$175,023,454.16	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
12.750 - 13.000	14	$2,607,341.48	1.86
13.001 - 14.000	131	24,638,188.43	17.60
14.001 - 15.000	253	41,198,498.08	29.42
15.001 - 16.000	296	43,046,997.48	30.74
16.001 - 17.000	175	21,333,264.75	15.24
17.001 - 18.000	45	4,902,742.12	3.50
18.001 - 19.000	18	1,946,553.36	1.39
19.001 - 19.400	2	351,051.74	0.25
Total	934	$140,024,637.44	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
5.750 - 6.000	14	$2,607,341.48	1.86
6.001 - 7.000	131	24,638,188.43	17.60
7.001 - 8.000	253	41,198,498.08	29.42
8.001 - 9.000	296	43,046,997.48	30.74
9.001 - 10.000	175	21,333,264.75	15.24
10.001 - 11.000	45	4,902,742.12	3.50
11.001 - 12.000	18	1,946,553.36	1.39
12.001 - 12.400	2	351,051.74	0.25
Total	934	$140,024,637.44	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
6.700 - 6.990	934	$140,024,637.44	100.00
Total	934	$140,024,637.44	100.00

Next Adjustment Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
06/01/04	1	$102,877.02	0.07
08/01/04	4	589,394.02	0.42
09/01/04	20	3,864,093.40	2.76
10/01/04	60	9,275,607.64	6.62
11/01/04	248	35,900,869.13	25.64
12/01/04	584	87,957,865.51	62.82
09/01/05	3	431,663.31	0.31
11/01/05	3	321,245.11	0.23
12/01/05	11	1,581,022.30	1.13
Total	934	$140,024,637.44	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
3.000	934	$140,024,637.44	100.00
Total	934	$140,024,637.44	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
1.500	934	$140,024,637.44	100.00
Total	934	$140,024,637.44	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
2/28 6 Mo LIBOR ARM	917	$137,690,706.72	78.67
Fixed Rate	523	34,595,746.23	19.77
3/27 6 Mo LIBOR ARM	17	2,333,930.72	1.33
BALLOON 15/30	2	403,070.49	0.23
Total	1,459	$175,023,454.16	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Current	1,459	$175,023,454.16	100.00
Total	1,459	$175,023,454.16	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
0	60	$5,861,902.18	3.35
12	15	2,462,320.42	1.41
24	1,130	141,048,074.28	80.59
30	3	489,973.24	0.28
36	142	18,461,285.01	10.55
60	109	6,699,899.03	3.83
Total	1,459	$175,023,454.16	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
No Prepay Penalty	60	$5,861,902.18	3.35
Prepay Penalty Window at Rate Adjust	32	4,912,267.47	2.81
Standard Prepay Penalty	1,367	164,249,284.51	93.84
Total	1,459	$175,023,454.16	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
First Lien	1,110	$166,403,416.32	95.07
Second Lien	349	8,620,037.84	4.93
Total	1,459	$175,023,454.16	100.00

Group II Statistical Calculation Mortgage Loans

(As of the Statistical Calculation Date)

			Minimum		Maximum	
Number Of Loans:	1,083					
Total Outstanding Principal Balance:	$175,138,555.81					
Average Outstanding Principal Balance (First Liens):	$212,868.29		$49,053.13		$745,792.51	
Average Outstanding Principal Balance (Second Liens):	$35,311.22		$2,673.46		$99,162.23	
Weighted Average Current Loan Rate:	8.127	%	5.990	%	14.990	%
ARM Characteristics:						
Weighted Average Gross Margin:	6.990	%	6.900	%	6.990	%
Weighted Average Maximum Loan Rate:	14.828	%	12.990	%	20.150	%
Weighted Average Minimum Loan Rate:	7.828	%	5.990	%	13.150	%
Weighted Average Initial Periodic Rate Cap:	3.000	%	3.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.500	%	1.500	%	1.500	%
Weighted Average Months To Roll:	21	months	16	months	33	months
Weighted Average Original Term:	349.30	months	60.00	months	360.00	months
Weighted Average Remaining Term:	345.70	months	49.00	months	358.00	months
Weighted Average Original LTV:	82.76	%	20.00	%	100.00	%
Weighted Average Credit Score:	610		500		799	
First Pay Date:			May 01, 2002		Feb 01, 2003	
Maturity Date:			Apr 01, 2007		Jan 01, 2033	

Lien Position ($):	93.71 % First Lien, 6.29 % Second Lien
Balloon Flag ($):	99.85 % Fully Amortizing, 0.15 % Balloon
Top Property State ($):	48.08 % California, 9.88 % Florida, 7.13 % New York
Maximum Zip Code ($):	0.69 % 91326 (Northridge, CA)

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
2,673 - 25,000	141	$1,891,729.92	1.08
25,001 - 50,000	99	3,761,403.36	2.15
50,001 - 75,000	111	6,956,036.07	3.97
75,001 - 100,000	139	11,991,803.62	6.85
100,001 - 125,000	87	9,717,508.75	5.55
125,001 - 150,000	74	10,249,409.79	5.85
150,001 - 175,000	68	11,025,432.73	6.30
175,001 - 200,000	44	8,143,454.32	4.65
200,001 - 225,000	37	7,839,834.71	4.48
225,001 - 250,000	26	6,182,442.39	3.53
250,001 - 275,000	35	9,166,671.02	5.23
275,001 - 300,000	26	7,533,787.25	4.30
300,001 - 325,000	21	6,630,493.99	3.79
325,001 - 350,000	41	13,867,703.64	7.92
350,001 - 375,000	28	10,078,596.97	5.75
375,001 - 400,000	29	11,386,816.75	6.50
400,001 - 425,000	6	2,490,922.06	1.42
425,001 - 450,000	21	9,170,317.68	5.24
450,001 - 475,000	6	2,776,503.13	1.59
475,001 - 500,000	19	9,329,176.78	5.33
500,001 - 525,000	2	1,040,117.00	0.59
525,001 - 550,000	3	1,594,746.67	0.91
550,001 - 575,000	3	1,702,886.83	0.97
575,001 - 600,000	10	5,909,672.55	3.37
600,001 - 625,000	2	1,226,130.08	0.70
625,001 - 650,000	2	1,263,331.16	0.72
725,001 - 745,793	3	2,211,626.59	1.26
Total	1,083	$175,138,555.81	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
60	22	$132,130.95	0.08
120	70	1,030,206.47	0.59
180	78	2,432,153.50	1.39
240	156	9,568,625.17	5.46
359	1	310,109.20	0.18
360	756	161,665,330.52	92.31
Total	1,083	$175,138,555.81	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
49 - 50	1	$4,936.68	0.00
51 - 52	1	6,910.06	0.00
53 - 54	3	20,013.11	0.01
55 - 56	7	34,179.08	0.02
57 - 58	10	66,092.02	0.04
111 - 112	2	40,017.94	0.02
113 - 114	12	131,593.49	0.08
115 - 116	23	257,588.41	0.15
117 - 118	33	601,006.63	0.34
173 - 174	15	394,647.76	0.23
175 - 176	30	1,031,990.09	0.59
177 - 178	33	1,005,515.65	0.57
231 - 232	6	363,064.30	0.21
233 - 234	34	1,908,401.04	1.09
235 - 236	52	3,176,849.23	1.81
237 - 238	64	4,120,310.60	2.35
351 - 352	5	1,085,218.20	0.62
353 - 354	27	6,258,001.29	3.57
355 - 356	244	52,118,933.86	29.76
357 - 358	481	102,513,286.37	58.53
Total	1,083	$175,138,555.81	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Single Family	888	$146,130,070.72	83.44
Two-Four Family	103	17,266,892.83	9.86
Condominium	86	10,643,639.73	6.08
PUD	2	776,215.24	0.44
Manufactured Housing	4	321,737.29	0.18
Total	1,083	$175,138,555.81	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Primary	970	$158,886,070.77	90.72
Non-owner	91	13,023,229.62	7.44
Second Home	22	3,229,255.42	1.84
Total	1,083	$175,138,555.81	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Cash Out Refinance	500	$98,563,897.97	56.28
Purchase	519	63,368,745.12	36.18
Rate/Term Refinance	41	8,703,111.05	4.97
Home Improvement	23	4,502,801.67	2.57
Total	1,083	$175,138,555.81	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
20.00 - 20.00	1	$149,821.53	0.09
30.01 - 35.00	6	604,034.30	0.34
35.01 - 40.00	1	114,797.97	0.07
40.01 - 45.00	3	278,781.84	0.16
45.01 - 50.00	3	332,592.20	0.19
50.01 - 55.00	10	1,120,480.27	0.64
55.01 - 60.00	12	2,801,362.16	1.60
60.01 - 65.00	16	2,601,317.43	1.49
65.01 - 70.00	43	8,857,660.52	5.06
70.01 - 75.00	74	15,546,659.55	8.88
75.01 - 80.00	263	54,428,645.77	31.08
80.01 - 85.00	130	28,437,839.29	16.24
85.01 - 90.00	181	40,218,523.86	22.96
90.01 - 95.00	107	4,890,523.02	2.79
95.01 - 100.00	233	14,755,516.10	8.43
Total	1,083	$175,138,555.81	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Arizona	34	$3,213,416.01	1.83
Arkansas	2	178,710.39	0.10
California	398	84,204,178.35	48.08
Colorado	33	5,544,553.73	3.17
Connecticut	30	4,234,888.12	2.42
Delaware	1	36,569.02	0.02
Florida	154	17,310,075.78	9.88
Georgia	4	300,618.84	0.17
Hawaii	15	1,700,714.75	0.97
Idaho	2	139,116.46	0.08
Illinois	58	8,363,726.34	4.78
Indiana	2	81,690.44	0.05
Iowa	4	294,722.90	0.17
Kansas	2	492,664.98	0.28
Kentucky	2	127,509.75	0.07
Maryland	16	1,774,981.43	1.01
Massachusetts	27	4,822,980.55	2.75
Michigan	32	3,350,021.38	1.91
Minnesota	15	1,420,603.19	0.81
Missouri	13	1,154,500.96	0.66
Nebraska	1	14,509.33	0.01
Nevada	15	1,745,141.59	1.00
New Hampshire	5	881,141.09	0.50
New Jersey	42	9,290,077.53	5.30
New Mexico	3	324,600.48	0.19
New York	57	12,489,031.15	7.13
North Carolina	8	534,318.91	0.31
Ohio	18	1,602,714.92	0.92
Oklahoma	6	736,419.17	0.42
Pennsylvania	7	599,930.61	0.34
South Carolina	8	521,397.06	0.30
Tennessee	7	427,920.71	0.24
Texas	16	1,367,675.96	0.78
Utah	7	737,604.16	0.42
Virginia	12	2,393,834.01	1.37
Washington	18	2,009,884.76	1.15
Wisconsin	9	716,111.00	0.41
Total	1,083	$175,138,555.81	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Full Documentation	618	$98,490,556.17	56.24
Stated Documentation	386	57,998,512.01	33.12
Easy Documentation	79	18,649,487.63	10.65
Total	1,083	$175,138,555.81	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Not Available	7	$820,471.60	0.47
476 - 500	1	58,299.48	0.03
501 - 525	60	9,135,337.80	5.22
526 - 550	76	13,106,338.05	7.48
551 - 575	147	20,836,995.96	11.90
576 - 600	181	28,678,366.04	16.37
601 - 625	227	38,934,115.86	22.23
626 - 650	215	31,896,070.93	18.21
651 - 675	99	16,011,850.36	9.14
676 - 700	33	8,370,960.35	4.78
701 - 725	22	4,909,835.20	2.80
726 - 750	5	988,512.86	0.56
751 - 775	6	719,599.13	0.41
776 - 799	4	671,802.19	0.38
Total	1,083	$175,138,555.81	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
5.990 - 6.000	3	$841,429.95	0.48
6.001 - 7.000	133	39,404,620.65	22.50
7.001 - 8.000	273	65,951,584.08	37.66
8.001 - 9.000	213	37,765,673.17	21.56
9.001 - 10.000	110	15,334,318.70	8.76
10.001 - 11.000	79	5,484,459.13	3.13
11.001 - 12.000	91	3,233,173.37	1.85
12.001 - 13.000	133	5,150,297.11	2.94
13.001 - 14.000	43	1,902,529.96	1.09
14.001 - 14.990	5	70,469.69	0.04
Total	1,083	$175,138,555.81	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
12.990 - 13.000	3	$841,429.95	0.61
13.001 - 14.000	133	39,404,620.65	28.63
14.001 - 15.000	193	47,069,489.65	34.20
15.001 - 16.000	177	32,492,179.17	23.61
16.001 - 17.000	95	13,287,474.37	9.66
17.001 - 18.000	26	3,342,150.14	2.43
18.001 - 19.000	5	755,685.78	0.55
19.001 - 20.000	3	333,251.49	0.24
20.001 - 20.150	1	92,179.23	0.07
Total	636	$137,618,460.43	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
5.990 - 6.000	3	$841,429.95	0.61
6.001 - 7.000	133	39,404,620.65	28.63
7.001 - 8.000	193	47,069,489.65	34.20
8.001 - 9.000	177	32,492,179.17	23.61
9.001 - 10.000	95	13,287,474.37	9.66
10.001 - 11.000	26	3,342,150.14	2.43
11.001 - 12.000	5	755,685.78	0.55
12.001 - 13.000	3	333,251.49	0.24
13.001 - 13.150	1	92,179.23	0.07
Total	636	$137,618,460.43	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
6.900 - 6.990	636	$137,618,460.43	100.00
Total	636	$137,618,460.43	100.00

Next Adjustment Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
07/01/04	5	$1,085,218.20	0.79
08/01/04	9	1,907,291.37	1.39
09/01/04	16	3,615,993.71	2.63
10/01/04	49	10,389,321.16	7.55
11/01/04	149	32,539,097.50	23.64
12/01/04	394	85,042,347.75	61.80
01/01/05	1	143,798.11	0.10
09/01/05	1	298,585.80	0.22
11/01/05	2	180,799.01	0.13
12/01/05	10	2,416,007.82	1.76
Total	636	$137,618,460.43	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
3.000	636	$137,618,460.43	100.00
Total	636	$137,618,460.43	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
1.500	636	$137,618,460.43	100.00
Total	636	$137,618,460.43	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
2/28 6 Mo LIBOR ARM	623	$134,723,067.80	76.92
Fixed Rate	445	37,262,147.76	21.28
3/27 6 Mo LIBOR ARM	13	2,895,392.63	1.65
BALLOON 15/30	2	257,947.62	0.15
Total	1,083	$175,138,555.81	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
Current	1,083	$175,138,555.81	100.00
Total	1,083	$175,138,555.81	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
0	45	$8,290,220.32	4.73
12	25	7,846,777.08	4.48
24	814	130,578,690.87	74.56
36	103	18,505,883.09	10.57
60	96	9,916,984.45	5.66
Total	1,083	$175,138,555.81	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
No Prepay Penalty	45	$8,290,220.32	4.73
Prepay Penalty Window at Rate Adjust	34	7,532,653.71	4.30
Standard Prepay Penalty	1,004	159,315,681.78	90.97
Total	1,083	$175,138,555.81	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of as of the Statistical Calculation Date	% of Aggregate Principal Balance Outstanding as of the Statistical Calculation Date
First Lien	771	$164,121,455.03	93.71
Second Lien	312	11,017,100.78	6.29
Total	1,083	$175,138,555.81	100.00